# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SURF AIR MOBILITY INC., CIK 0001936224
CUSIP: 868927203
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 5080 SPECTRUM DRIVE, STE 250W, ADDISON, Texas (TX), 75001
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001393825

## Reporting persons
- Hudson Bay Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,414,832; sole dispositive power 0; shared dispositive power 12,414,832; aggregate amount beneficially owned 12,414,832 (8.55% of the class)
  Comment: Represents shares of Common Stock (as defined in Item 4(a)) issuable upon conversion of convertible notes and upon exercise of warrants.
- Sander Gerber: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,414,832; sole dispositive power 0; shared dispositive power 12,414,832; aggregate amount beneficially owned 12,414,832 (8.55% of the class)
  Comment: Represents shares of Common Stock issuable upon conversion of convertible notes and upon exercise of warrants.

## Item 1. Issuer
Name of issuer: SURF AIR MOBILITY INC.
Address of issuer's principal executive offices: 5080 Spectrum Dr., Ste. 250W, Addison, TX 75001

## Item 2. Person Filing
Name of person filing: This statement is filed by Hudson Bay Capital Management LP (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 290 Harbor Dr., Stamford, CT 06902.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Gerber is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 132,848,730 shares of Common Stock, par value $0.0001 (the "Common Stock") of Surf Air Mobility Inc. (the "Company"), as reported in the Company's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on September 30, 2026, after giving effect to the completion of the offering, as described therein and assumes the conversion of the convertible notes and the exercise of warrants held by HT Investments MA LLC and High Trail Special Situations LLC.

The Investment Manager serves as the investment manager to HT Investments MA LLC and High Trail Special Situations LLC, in whose name the securities reported herein are held. As such, the Investment Manager may be deemed to be the beneficial owner of all shares of Common Stock issuable upon conversion of the convertible notes and upon exercise of the warrants held by HT Investments MA LLC and High Trail Special Situations LLC. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.
Percent of class: 8.55%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(a). High Trail Special Situations LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 3 and Item 4(a).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hudson Bay Capital Management LP: /s/ Sander Gerber, Sander Gerber, Authorized Signatory (11/10/2026)
- Sander Gerber: /s/ Sander Gerber, Sander Gerber, individually (11/10/2026)